Exhibit (a)(5)(S)

BGC PARTNERS URGES SHAREHOLDERS TO DISREGARD GFI’S ODD CLAIM THAT IT “WILL EXPLORE STRATEGIC ALTERNATIVES” AND PROMPTLY TENDER INTO THE BEST AND ONLY OFFER AVAILABLE

BGC’s Tender Offer Provides GFI Shareholders with Significant Value, Certainty and Speed to Closing

BGC Urges GFI Shareholders to Tender Their Shares Into BGC’s $6.10 Per Share Offer by the February 3 Deadline

NEW YORK, NY – February 2, 2015 – BGC Partners, Inc. (NASDAQ: BGCP) (“BGC Partners,” “the Company,” or “BGC”), a leading global brokerage company primarily servicing the financial and real estate markets, today responded to the odd announcement by GFI Group Inc. (NYSE: GFIG) (“GFI Group” or “GFI”) that it “will explore strategic alternatives.”

Howard Lutnick, Chairman and Chief Executive Officer of BGC, said: “BGC’s $6.10 per share all-cash tender offer is both the highest price offered for GFI and the only proposal that remains actionable by GFI’s shareholders. GFI and its management team have been exploring ‘strategic’ alternatives for their company for a year and a half, and decided based on this exploration that the now defunct $4.55 per share was the price that GFI shareholders should have accepted. The statements by GFI’s management team in their July, 30 2014 press say it all: ‘…Optimizing GFI’s value for stockholders has been a goal of management since becoming a public company in 2005 and this [$4.55 per share ] transaction represents a singular and unique opportunity to return value [to GFI shareholders.]’

“GFI shareholders must decide for themselves whether or not they should listen to GFI’s conflicted management team and board, or if they should tender their shares to us for $6.10 per share in cash tomorrow. Tendering shares to us is the only prudent action left, and the only way for GFI shareholders to get the certain value they deserve now. Waiting on management to come up with ‘alternatives’ that may never materialize is a fool’s errand which must end here and now.

“It is time for GFI’s board to stop hiding behind management’s illusory claims, which may mislead investors about our offer in order to protect GFI management’s conflicted and insider position. The GFI Special Committee, which excludes the executive members of the board, has already found BGC’s offer to be a compelling option for shareholders, and so the board must act in the interest of all GFI shareholders by accepting BGC’s offer.”

Mr. Lutnick concluded: “We are prepared to act quickly to complete our all-cash offer of $6.10 per share which delivers significant value to shareholders and provides certainty and speed to closing. We have financing in place and have already received the requisite regulatory approvals necessary to close. We urge GFI shareholders to tender their shares by tomorrow’s deadline in order to realize the value to which they are entitled.”

As previously announced, BGC’s tender offer is scheduled to expire at 5:00 PM ET on February 3, 2015, unless extended.

Stockholders with questions about how to tender their shares may call Innisfree M&A Incorporated, BGC’s Information Agent, toll-free at (888) 750-5884.

BGC’s financial advisor and dealer manager for the tender offer is Cantor Fitzgerald & Co. and its legal advisor is Wachtell, Lipton, Rosen & Katz.

About BGC Partners, Inc.

BGC Partners is a leading global brokerage company servicing the financial and real estate markets. Products include fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commercial real estate, commodities, futures, and structured products. BGC also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. Through the Newmark Grubb Knight Frank brand, BGC offers a wide range of commercial real estate services including leasing and corporate advisory, investment sales and financial services, consulting, project and development management, and property and facilities management. BGC’s customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers, and investment firms. BGC’s common stock trades on the NASDAQ Global Select Market under the ticker symbol (NASDAQ: BGCP). BGC also has an outstanding bond issuance of Senior Notes due June 15, 2042, which trade on the New York Stock Exchange under the symbol (NYSE: BGCA). BGC Partners is led by Chairman and Chief Executive Officer Howard W. Lutnick. For more information, please visit http://www.bgcpartners.com.

BGC, BGC Trader, Newmark, Grubb & Ellis, and Grubb are trademarks and service marks of BGC Partners, Inc. and/or its affiliates. Knight Frank is a service mark of Knight Frank (Nominees) Limited.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of GFI Group Inc. (“GFI”) or any other securities. BGC Partners, Inc. and its subsidiary BGC Partners, L.P. have commenced a tender offer for all outstanding shares of common stock of GFI and have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents). These documents, as they may be amended from time to time, contain important information, including the terms and conditions of the tender offer, and shareholders of GFI are advised to carefully read these documents before making any decision with respect to the tender offer. Investors and security holders may obtain a free copy of documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. These materials are also available to GFI Group security holders at no expense to them at http://ir.bgcpartners.com or by calling BGC Partners’ information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5884.

Discussion of Forward-Looking Statements by BGC Partners

Statements in this document regarding BGC Partners’ business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. Except as required by law, BGC undertakes no obligation to release any revisions to any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission filings, including, but not limited to, the risk factors set forth in the Company’s public filings, including BGC’s most recent Form 10-K and any updates to such risk factors contained in subsequent Form 10-Q or Form 8-K filings.

BGC Media Contacts:

George Sard / Bryan Locke / Bob Rendine

Sard Verbinnen & Co

+1-212-687-8080

Hannah Sloane	Sarah Laufer
+1 212-294-7938	+1 212-915-1008

BGC Investor Contacts:

Jason McGruder	Jason Chryssicas
+1 212-829-4988	+1 212-915-1987